FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(co-registrant)

(names of registrants)

Date of end of last fiscal year:

June 30, 2016

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Global A$ Bonds	A$185,032,000	None (1)
Medium-Term Notes	US$—	None (1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and co-registrant.

Names and addresses of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:

Philip Noble	Jim Murphy
Chief Executive	Under Treasurer of the State of Queensland
Queensland Treasury Corporation	Level 38, 1 William Street
Level 6, 123 Albert Street	Brisbane, Queensland 4000
Brisbane, Queensland 4000	Australia
Australia

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(vi) the Queensland Treasury Corporation Half-Yearly Report for the half-year ended December 31, 2016, and as Exhibit (g)(ii) the consents of Mr. Philip Noble, Chief Executive, Queensland Treasury Corporation, Mr. Anthony Close, Auditor-General (Acting), State of Queensland, and Mr. Gerard Bradley, Chairman, Queensland Treasury Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia, on the 9th day of March, 2017.

QUEENSLAND TREASURY CORPORATION

By:	/s/ Philip Noble
	Name:	Philip Noble
	Title:	Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia, on the 9th day of March, 2017.

GOVERNMENT OF QUEENSLAND

By:	/s/ Jim Murphy
on behalf of
	Name:	The Honourable Curtis Pitt MP
	Title:	Treasurer

INDEX TO EXHIBITS

Exhibit (c)(vi)	-	The Queensland Treasury Corporation Half-Yearly Report for the half-year ended December 31, 2016.

Exhibit (g)(ii)	-	Consents.